EXHIBITS FOR SUB-ITEM 77C - RTU

Exhibit 77C

The Board of Directors of Cohen & Steers REIT and Utility Income Fund, Inc. initially called a special meeting of shareholders (the "Meeting") to be held on October 22, 2009. The Meeting was called in order to vote on the merger of the Fund with and into Cohen & Steers Infrastructure Fund, Inc. (f/k/a Cohen & Steers Select Utility Fund, Inc.) (the "Merger"). The Meeting was adjourned until November 24, 2009 in order to solicit additional votes. On November 24, 2009, stockholders of the Fund approved the Merger. The description of the proposal and number of shares voted are as follows:

Common Shares
Shares
Voted
For	Shares
Voted Against
Authority Withheld
To approve merger of the Fund with and into Cohen & Steer Infrastructure Fund, Inc. (f/k/a Cohen & Steers Select Utility Fund, Inc.) in accordance with Maryland General Corporation Law
29,795,328.55	3,035,115.95	651,976.46